UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SIMON WORLDWIDE, INC. (formerly, CYRK, Inc.)

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

828 815 100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828 815 100

1.	Names of Reporting Persons Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
70% (based upon the percentage ownership of the issued and outstanding shares of common stock of Simon Worldwide Inc. (“Simon”) reported to be held by Overseas Toys, L.P. immediately following the recapitalization as set forth in Simon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2008 (the “September 2008 8-K”)).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 828 815 100

1.	Names of Reporting Persons OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
70% (based upon the percentage ownership of the outstanding shares of common stock of Simon reported to be held by Overseas Toys, L.P. immediately following the recapitalization as set forth in the September 2008 8-K).

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons Multi-Accounts, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
70% (based upon the percentage ownership of the outstanding shares of common stock of Simon reported to be held by Overseas Toys, L.P. immediately following the recapitalization as set forth in the September 2008 8-K).

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons Overseas Toys, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
70% (based upon the percentage ownership of the outstanding shares of common stock of Simon reported to be held by Overseas Toys, L.P. immediately following the recapitalization as set forth in the September 2008 8-K).

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Amendment No. 3 to the Statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed on November 10, 1999, as amended by Amendment No. 1 to the Schedule 13D filed on July 13, 2000 and Amendment No. 2 to the Schedule 13D filed on April 15, 2005 (the “Schedule 13D”) and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Simon Worldwide, Inc. (formerly, Cyrk, Inc.), a Delaware corporation (“Simon”).  The principal executive offices of Simon are located at 5200 W. Century Boulevard, Los Angeles, California 90045.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a) This statement is being filed jointly by (i) Ronald W. Burkle, an individual (“Burkle”), (ii) OA3, LLC, a California limited liability company (“OA3”), (iii) Multi-Accounts, LLC, a California limited liability company (“Multi-Accounts”) and (iv) Overseas Toys, L.P., a Delaware limited partnership (together with Burkle, OA3 and Multi-Accounts, the “Reporting Persons”).  Effective November 11, 1999, Multi-Accounts became the sole general partner of Overseas Toys (replacing OA3).  OA3 is the managing member of Multi-Accounts. Burkle is the managing member of OA3.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California 90069.

(c) The principal business of OA3 and Multi-Accounts is acquiring, investing in and/or managing companies. The principal business of Overseas Toys is investing in the Common Stock of the Issuer.  The present principal occupation or employment of Burkle is acquiring, investing in, selling and managing a variety of companies. Burkle accomplishes these tasks through a variety of partnerships and limited liability companies which are often referred to as “The Yucaipa Companies.”

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

 (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Burkle is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following to the end of such Item:

As described below in more detail in Item 4, upon the filing of the Restated Certificate of Incorporation of Simon (the “Amended Charter”) with the Secretary of State of the State of Delaware on September 18, 2008, all of the issued and outstanding shares of Simon’s Series A1 Senior Cumulative Participating Convertible Preferred Stock, $0.01 par value per share (“Preferred Stock”), held by Overseas Toys were automatically converted into an aggregate of 37,940,756 shares of Common Stock and the right to receive any accrued or declared but unpaid dividends on the Preferred Stock was cancelled.  The Amended Charter, which was previously filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 3.1 to Simon’s Current Report on Form 8-K on September 23, 2008, is incorporated herein by reference (and the description in this Schedule 13D of the Amended Charter is qualified in its entirety by reference to such exhibit).  No additional funds or consideration (other than the agreements of Overseas Toys and Simon set forth in the Recapitalization Agreement (described below)) were used in connection with such exchange and conversion of the Preferred Stock into Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

Pursuant to an Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Overseas Toys and Simon (the “Recapitalization Agreement”) previously filed with the SEC as Exhibit 10.1 to Simon’s Current Report on Form 8-K on June 12, 2008 and incorporated herein by reference (and the description in this Schedule 13D of the Recapitalization Agreement is qualified in its entirety by reference to such exhibit), Overseas Toys agreed to restructure its equity relationship with Simon on the terms and subject to the conditions (including the required approval of the Amended Charter by Simon’s stockholders) set forth in the Recapitalization Agreement.  As described in the Recapitalization Agreement and in Simon’s Proxy Statement on Form DEF 14A filed August 19, 2008 (the “2008 Simon Proxy Statement”), the recapitalization was designed to help resolve the situation at Simon in recent years which involved, among other things, the following factors: (i) Simon’s lack of an operating business, (ii) the liquidation preference to which the Preferred Stock was entitled would have accounted for all proceeds reasonably available to Simon’s stockholders if Simon were dissolved and wound up in its present condition, and (iii) without resolution of Simon’s capitalization, it was unlikely that any party would be interested in a business combination with Simon and its limited cash assets would continue to dwindle through meeting its obligations as a public company.

The Recapitalization Agreement was approved by the Board of Directors of Simon at the recommendation of a special committee of the disinterested members of the Board of Directors (the “Special Committee”).  At a special meeting of Simon’s stockholders held on September 18, 2008 to consider and vote on the Amended Charter, the Amended Charter was approved by (i) the affirmative vote of a majority of the outstanding shares of the Common Stock and the Preferred Stock, voting as a single class, and (ii) the affirmative vote of a majority of the outstanding shares of Common Stock voting at the special meeting (excluding the Preferred Stock), voting as a separate class.

Upon Simon’s filing of the Amended Charter with the Secretary of State of the State of Delaware on September 18, 2008, all of the 34,717 shares of Simon’s Preferred Stock held by Overseas Toys were automatically converted into an aggregate of 37,940,756 shares of Common Stock, representing 70% of the outstanding shares of Common Stock immediately following the filing of the Amended Charter, and the right to receive any accrued or declared but unpaid dividends on the Preferred Stock was cancelled.  The Amended Charter eliminated the Preferred Stock as an authorized class of capital stock of Simon and resulted in Simon having only a single authorized class of capital stock — the Common Stock.

Although the recapitalization effected by the Amended Charter has provided Overseas Toys with effective voting control over Simon, the Amended Charter and Recapitalization Agreement also contain minority protection rights for the holders of the Common Stock other than Overseas Toys, which were negotiated at arm’s length between the Special Committee and Overseas Toys.  These minority protection rights include, among other things, the continued participation on Simon’s Board of Directors during the Article XII Effective Period (as defined below) of directors unaffiliated with and independent of (in accordance with NASDAQ Marketplace Rule 4200(a)(15)) Overseas Toys and its affiliates (the “Independent Directors”), Independent Director approval of certain related party transactions during the Article XII Effective Period and the requirement that Simon complete a business combination by a specified date or that a liquidity event occur for the holders of the Common Stock.  The “Article XII Effective Period” is defined in the Amended Charter as the period from the September 18, 2008 closing of the recapitalization until the earliest to occur of (i) the consummation of an acquisition by Simon of a business having an aggregate purchase price or fair market value of at least (a) 80% of Simon’s net assets at the time of such acquisition, or (b) Fifteen Million Dollars ($15,000,000) (a “Business Combination”), (ii) the dissolution and liquidation of Simon after the later of (a) December 31, 2010 or (b) December 31, 2011 in the event that a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed on or prior to December 31, 2010 but the Business Combination was not consummated prior to such time (such later applicable date, the “Termination Date”), or (iii) the consummation prior to the Termination Date of an offer by Overseas Toys to purchase the outstanding shares of the Common Stock that Overseas Toys does not already own at a per share price determined by a formula based on the then-current liquidation value of Simon, such offer to be (a) commenced no earlier than one hundred and twenty (120) days and no later than sixty (60) days prior to the Termination Date, (b) not subject to any financing or due diligence contingency or subject to any conditions other than conditions that are reasonable and customary for similar transactions, and (c) compliant with all applicable laws and regulations (a “Qualified Offer”).

The Amended Charter requires that, in the event Simon does not consummate a Business Combination by the Termination Date and no Qualified Offer has previously been consummated, Simon’s officers must take all action necessary to dissolve and liquidate the Company as soon as reasonably practicable.  In conjunction with the foregoing, and subject to the terms of the Recapitalization Agreement and the Amended Charter, the Reporting Persons expect to explore plans or proposals that relate to or would result in one or more of the following:

(a)  The acquisition by any person of additional securities of Simon, or the disposition of securities of Simon;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Simon or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of Simon or any of its subsidiaries;

(d)  A change in the present board of directors or management of Simon, including a change in the number or term of directors or the filling of any existing vacancies on the board;

(e)  A material change in the present capitalization or dividend policy of Simon;

(f)  Other material changes in Simon’s business or corporate structure;

(g)  Changes in Simon’s charter or bylaws or other actions which may impede the acquisition of control of Simon by any person;

(h)  Causing a class of securities of Simon to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of Simon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  An action or actions similar to any of those enumerated above.

In connection with the activities described above, the Reporting Persons intend to (1) participate in the management of Simon through representation on the board of directors of Simon, including participation on committees of the board of directors, (2) discuss with management, directors, other shareholders and others Simon’s business, the value of Simon and its businesses, Simon’s management, potential alternatives and opportunities listed above and other issues that might affect the value of Simon; and (3) express their views and, together with other advisers, provide advice to management, directors, other shareholders and others.

There is no assurance that the foregoing activities of the Reporting Persons will result in the consummation of a Business Combination, Qualified Offer, or other material transaction or event affecting Simon.  The Reporting Persons may cease or resume exploring such alternatives or potential opportunities at any time or from time to time.   Any alternatives or potential opportunities which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for Simon’s securities, the financial condition, results of operations and prospects of Simon and general economic, financial market and industry conditions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) As described above in Items 3 and 4, upon the filing of the Amended Charter with the Secretary of State of the State of Delaware on September 18, 2008, all of the issued and outstanding shares of Simon’s Preferred Stock held by Overseas Toys were automatically converted into an aggregate of 37,940,756 shares of Common Stock, representing 70% of the issued and outstanding shares of Common Stock (based upon the percentage ownership of the issued and outstanding shares of Common Stock of Simon reported to be held by Overseas Toys immediately following the recapitalization as set forth in Simon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2008 (the “September 2008 8-K”)).  Overseas Toys is the direct beneficial owner of all of the Common Stock owned by the Reporting Persons.

By virtue of the relationships described in Item 2(a) above and in Item 5(b) below, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Overseas Toys.  Each Reporting Person other than Overseas Toys disclaims any such ownership (except to the extent of its pecuniary interest therein), and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)  Overseas Toys, acting through its sole general partner Multi-Accounts, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the 37,940,756 shares of Common Stock beneficially owned by it.  By virtue of the relationships described in Item 2(a) above, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares of Common Stock held by Overseas Toys.  See the response to Item 5(a) above.

(c)  None (other than the conversion of the Preferred Stock held by Overseas Toys into Common Stock upon Simon’s filing of the Amended Charter as described above in Items 3 and 4).

(d)  None, to the knowledge of the Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

Overseas Toys and Simon are parties to a Securities Purchase Agreement, a Registration Rights Agreement and the Recapitalization Agreement.  Overseas Toys and certain stockholders of Simon (Patrick Brady, Allan Brown, Gregory Shlopak, the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust) were parties to a Voting Agreement, which was terminated upon closing of the recapitalization pursuant to its own terms and the terms of the Recapitalization Agreement.  The Yucaipa Companies LLC, an affiliate of the Reporting Persons, and Simon entered into a Management Agreement in 1999, which was subsequently terminated in 2002.

SECURITIES PURCHASE AGREEMENT

Pursuant to the Securities Purchase Agreement between Overseas Toys and Simon, Overseas Toys paid Simon $25 million for $25 million face amount of Preferred Stock and a warrant, which has since expired unexercised, to purchase additional Preferred Stock.  The Securities Purchase Agreement contains customary representation and warranties, and also contained certain continuing covenants (including standstill provisions and board representation rights involving Overseas Toys) that were terminated upon the closing of the recapitalization pursuant to the terms of the Recapitalization Agreement.

REGISTRATION RIGHTS AGREEMENT

Overseas Toys and Simon entered into a Registration Rights Agreement whereby Overseas Toys has certain registration rights with respect to the resale of Overseas Toys’ Common Stock issued upon conversion of the Preferred Stock pursuant to the Amended Charter.  The Company has granted Overseas Toys an unlimited number of so-called “demand registration rights” to require Simon to use its best efforts to register the resale of these securities; however, Simon is not obligated to file a registration statement in connection with the exercise of such a demand registration right unless such registration request involves at least the lesser of 1,000,000 shares of Common Stock or the remaining number of shares of Common Stock then held by Overseas Toys.

In addition, if Simon registers for the resale of shares of Common Stock for Simon’s account or for the account of its other stockholders, Simon also may have to include in the registration shares held by Overseas Toys.  Overseas Toys has an unlimited number of these so-called “piggyback registration rights”.

EXCHANGE AND RECAPITALIZATION AGREEMENT

As discussed in more detail in Item 4 above, Simon and Overseas Toys are parties to a Recapitalization Agreement pursuant to which all the outstanding Preferred Stock held by Overseas Toys was, upon the filing of the Amended Charter with the Secretary of State of the State of Delaware, converted into shares of Common Stock representing 70% of the shares of Common Stock outstanding immediately following such conversion.  The Recapitalization Agreement also contains certain minority protection rights for the holders of the Common Stock other than Overseas Toys, which were negotiated at arm’s length between the Special Committee and Overseas Toys and which are described above in Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended to add a reference to new Exhibits 99.6 and 99.7 as follows:

Exhibit 99.6            Restated Certificate of Incorporation of Simon filed with the Secretary of State of the State of Delaware on September 18, 2008 (incorporated by reference to Exhibit 3.1 of Simon’s Current Report on Form 8-K, filed September 23, 2008, File No. 0-21878).

Exhibit 99.7            Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Simon and Overseas Toys (incorporated by reference to Exhibit 10.1 of Simon’s Current Report on Form 8-K, filed June 12, 2008, File No. 0-21878).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2008

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

			By:	/s/ Ronald W. Burkle
Its: Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Its: Managing Member

OA3, LLC
	By:	/s/ Ronald W. Burkle
Its: Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

Exhibit 99.6

Restated Certificate of Incorporation of Simon filed with the Secretary of State of the State of Delaware on September 18, 2008 (incorporated by reference to Exhibit 3.1 of Simon’s Current Report on Form 8-K, filed September 23, 2008, File No. 0-21878).

Exhibit 99.7

Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Simon and Overseas Toys (incorporated by reference to Exhibit 10.1 of Simon’s Current Report on Form 8-K, filed June 12, 2008, File No. 0-21878).